Exhibit 99.1

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations

& Corporate Communications

(905) 286-3000

For Immediate Release:

Biovail Dismisses Inappropriate and Unnecessary Debate

Vote Your BLUE Proxy Now

TORONTO – June 17, 2008 – Biovail Corporation (NYSE: BVF) (TSX: BVF) today said it will rely on shareholders’ ability to consider the facts and will not participate in the latest desperate publicity stunt from Eugene Melnyk in his attempt to gain control of the Company’s Board of Directors.  The staged “debate,” as proposed by Mr. Melnyk, involving management, current and imagined, who would report to that Board, is not appropriate or helpful.  Biovail believes the question of the future direction of the Company is a serious matter for all 56,000 shareholders and should be decided on the facts, not by three-minute “sound bites.”

Biovail has fully described the capabilities and independence of its Board nominees, as well as the Company’s New Strategic Focus designed to create sustainable value for shareholders.  This information is readily available on Biovail’s website at www.biovail.com or at www.sedar.com.

Biovail Shareholders: The Proxy to Vote is Blue

Your vote is important, regardless of how many shares you own. Submit your BLUE proxy today in favour of the election of the slate of director nominees set out in the Management Proxy Circular and BLUE proxy.

Voting is a quick and simple process. To be sure your vote is counted completed BLUE proxies must be received by 10:00 a.m. on June 23, 2008. Due to the limited time available, we recommend voting by internet, telephone or fax today or no later than 24 hours before the deadline.

Shareholders with questions or needing assistance in voting their BLUE proxy are encouraged to call Biovail’s Proxy Solicitation Agent, Georgeson at:

North American Toll-Free: 1-866-676-3028

Bank and Broker and collect calls accepted: 1 -212-440- 9800

Even if you have already voted using the dissident proxy, you have every right to change your vote simply by executing the BLUE form of proxy: It is the later-dated proxy that will be counted.

Please discard any proxy or related materials you may have received from the Dissidents and vote using only the control number on the BLUE form of proxy.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.